

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 11, 2017

Doug Feagin
Senior Vice President of Global Business
Alipay (UK) Limited and Matrix Acquisition Corp.
c/o 26/F Tower One, Times Square
1 Matheson Street
Causeway Bay, Hong Kong

> **Re:** **MoneyGram International, Inc.**
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Filed on May 8 and May 9, 2017**
> **by Matrix Acquisition Corp.**
> **File No. 001-31950**

Dear Mr. Feagin:

We have limited our review of your filings to the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

1. The cover page of Schedule 14A discloses that the definitive additional materials are being filed by Matrix Acquisition Corp. Please revise the disclosure throughout, including the facing page of the Schedule 14A to indicate that the solicitation is also being made by Ant Financial Services Group and its officers and directors, or advise. In this regard, we note that you filed a transcript of an interview with Mr. Doug Feagin, Senior Vice President of Ant Financial, and a letter to the Washington Times on May 8, 2017 from Mr. Feagin. See Instruction 3 to Item 4 of Schedule 14A for a definition of the term "participant," and refer to Rule 14a-101 for the disclosure required on the cover page of a proxy statement.

2. You should avoid issuing statements in your solicitation materials that directly or indirectly impugn the character, integrity, or personal reputation or make charges of

illegal, improper, or immoral conduct without factual foundation. See Rule 14a-9. Please provide supplemental support for the following statements regarding Euronet or file a communication that retracts or corrects the following statements:

- "Euronet and its agents have recently been imposed fines for compliance violations or convicted of federal money laundering violations in the U.S. and abroad."
- "Penalized by tax authorities for underpaying taxes."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Lee Meyerson
        Simpson Thacher & Bartlett LLP